Exhibit 99.1
SIFY Reports U.S. GAAP Results for the Third Quarter ended 31st December 2006
Sify Q3 Revenues grow 15.8% over Q3 of previous year
Net profits at $0.94 million against loss of $0.24 Million for 3rd Quarter last year
Chennai, India, Monday, 22ndJanuary, 2007: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the third quarter ended 31st December 2006.
Q3 2006-07 Performance Highlights:
•	Sify reported revenues of $31.5 million for the quarter ended 31st December 2006, 15.8 % higher than the quarter ended 31st December 2005. The sequential growth in revenues over the previous quarter was at 1.0%.

•	Net profit for the quarter was $0.94 million compared to a net loss of $0.24 million in the same quarter of the previous fiscal year. The company reported net profits of $1.55 million in the previous quarter. Cumulative Net profit for the nine months ended with the third quarter stood at $3.91 million compared to a net loss of $3.86 million during the same period last year.

•	Net profit for the quarter was impacted due to the following reasons: exchange loss of $0.47 million incurred on account of the strong Rupee against the Dollar; Provision for Doubtful Debts (PDD) on overdue amounts carried on the books for a period of time amounted to $1.56 million during the quarter; and lower margins due to sales mix in some businesses amounted to $0.73 million.

•	Cash profit, in Adjusted EBITDA terms, grew from $2.29 million in the same quarter last year to $3.0 million for the current quarter. See below for a reconciliation of Adjusted EBITDA.

•	Sify ended the quarter with a cash balance of $53.04 million after capital expenditures of $2.37 million during the quarter.
     Mr. Raju Vegesna, Board Chairman and MD&CEO, Sify Limited, said, “We have done well to maintain our revenues for the quarter, relative to the prior quarter, while continuing to restructure our business teams across business lines. I have stated earlier that it will take us till the end of this financial year to set the course for accelerating our growth and profitability in future periods. Activities during this quarter were very much in keeping with this objective. Our focus this quarter has also been on increasing efficiencies and margins in the access business, as well as in reviewing the performance of the iWay chain to ensure profitable performance.”
     Mr. Pijush K Das, Chief Financial Officer, Sify Limited, said, ‘The objective of our restructuring the business teams is to ensure greater efficiencies in selling to customers, as well as to ensure better support and customer relationship management. We have also taken the decision to provide for doubtful debts for amounts that have been carried on the books for a period of time. In addition to restructuring the teams, our continued focus is on increasing margins with greater efficiencies. We are also analyzing our sales mix to ensure better margins and profitability across all businesses. I believe the decisions being taken now will continue to improve our financial health and profitability.”

Summarised Results :
( In $ million, all translated at $1 = Rs. 44.11 )

	Quarter ended		Quarter ended	Year ended
	31-Dec		30 Sep	31 Mar
Description	2006	2005	2006	2006

Corporate services	18.4	14.6	17.9	57.4
Retail internet access	10.4	10.5	11.0	41.1
Interactive services	1.7	1.1	1.6	4.1
Others	1.0	1.0	0.9	3.6

Sales Revenue	31.5	27.2	31.4	106.2

Cost of Revenues	(16.9)	(14.1)	(16.0)	(57.5)
Selling, General and Admin Expense	(11.5)	(11.2)	(12.1)	(44.3)
Forex Gain / Loss	(0.5)	0.1	0.0	0.5
EBITDA Share of affiliates	0.7	0.2	0.4	1.4
Minority Interest	(0.2)	(0.0)	—	(0.0)
Net Other Expense	(0.1)	0.1	0.0	0.2

Adjusted EBITDA *	3.0	2.3	3.7	6.5
Reconciliation items :
Depreciation & amortization	(2.8)	(2.6)	(2.8)	(10.8)
Below EBITDA share for Affiliates	(0.2)	(0.1)	(0.2)	(0.5)
Profit — business / assets sold	—	—	—	—
Net interest	0.9	0.2	0.9	1.4
Tax	—	—	—	—

Net income / (loss)	0.9	(0.2)	1.6	(3.4)

Adjusted EBITDA* / (loss) $/ADR	0.1	0.1	0.1	0.2
Net income / (loss) $/ADR	0.0	(0.0)	0.0	(0.1)

*	Adjusted EBITDA represents net income / (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets and results of discontinued operations.

Enterprise Services:
During the course of the quarter, billing of IP VPN revenues commenced from Sify Communications Ltd in keeping with the licensing requirements of the government of India.
Our Data Centres and Managed Hosting Services from the Bangalore, Chennai and Mumbai Data Centres have been awarded the ISO 27001 certification under the standard ISO 27001:2005 accredited by BSI Group, India. This comprehensive specification defines requirements for establishing, implementing and documenting an effective Information Security Management System.
Business wins:
Network Services: Key business wins during the quarter for Network Services included VPN services for Cipla Pharma, HSBC, L’Oreal, P &G, Paradeep Phosphates, SafeExpress and Samsung. There were also key wins in Internet services and International MPLS services to enterprises.
Hosting services: Key wins during the quarter include Cairn Energy, Interglobe, Pantaloon, Raymond and Royal Sundaram.
SifyAssure: Key wins during the quarter include the Strategic Review of Security and Assurance Posture of a large Telco in the Middle East and an ISO 27001 certification for First Bank.
Sify Secure: Key Wins include engagements for secure applications from ICICI Bank Financial Technologies and ILFS, formerly Infrastructure Leasing & Financial Services. The Digital Certificate business in India continues to be on the rapid growth path due to initiatives by the Government. We continue to be a market leader in the provisioning of digital certificates.
Application Services: Application services were won for prestigious contracts, which have set the platform for enabling aggressive growth in core software services. Key wins include a contract for the design and development of a Business Process Management (BPM) solution for one of the leading banking institutions in Africa, and also a contract from one of the world’s leading Pharmaceutical companies. Contracts were also won for a Sales Automation System, the design and development of a multi-lingual portal for the Confederation of Indian Industry (CII), an apex industry body, and an order for development of the core logistics application from Kintetsu World Express.
There were also new engagements for Document Management Systems from 20:20 Media, Press Trust of India, NSDL and Air Deccan, the leading low cost airline in India.
Sify eLearning has won two Gold Excellence in Learning Awards at the 2006 Brandon Hall Excellence in Learning Awards. The award winning entries were the “Generator Brush” training program, produced for GE, and the Mobile Learning module on PDA for a global leader in Networking.
Access Media:
iWay Cyber-Cafes: The iWay chain grew to 3,552 cafes (of which 34 are owned by Sify and the rest franchised) across 158 cities and towns. 24 new cafes were signed up and made operational during the current quarter.
Sify has signed an agreement with IRCTC, the Indian Railway’s nodal agency for e-commerce initiatives, to enable the booking of rail e-tickets against cash payment at iWays. Over 500 franchisee outlets signed up under this initiative announced earlier and 240 cafes were issued digital certificates for issue of railway tickets as IRCTC sub agents. In addition, 38 Franchisees signed up for the new initiative with Western Union Money transfer, and are now ready to pay out remittances as Western Union outlets.
Internet telephony: Internet telephony business from ITES sector continue to grow with new customer additions. Price pressures from telcos continue to impact the revenues from this segment.
Online Games: In addition to A3, India’s first 3D Massively Multiple Online Role Playing game (MMORPG) game, Sify tied up with Softnyx, a South Korean Company, for exclusive distribution of their game Rakion, a Massively Multiple Online Game (MMOG) and Gunbound,a casual multiplier game in India.
Sify Broadband: We have enabled customers to renew their accounts through a renewal button on the broadband login interface, instead of their having to call the customer service agent for renewals. This is in addition to a renewal facility provided through the iWays cybercafes, and at some other retail outlets recently. This not only empowers the customer to renew their accounts easily and rapidly, it also encourages loyalty and timely renewals.
There are now around 2,000 Cable TV Operator franchisees in 100 cities & towns across the country.

Portals:
Sify Max: Sifymax.com partnered with Sony Entertainment Television to launch the official website of the popular reality show Bigg Boss and offer viewers video clips from the show. These include exclusive behind the scenes coverage not shown on TV, recap of episodes, participant profiles, webchats with participants like the hugely popular Rakhi Sawant, photo galleries etc.
Sifymax.com also tied up with Zee Television to launch the website for Zee Cine Stars, for which auditions for the show were conducted through Sify Max at the 3000+ Sify I way cyber cafes throughout the country. Sify Max also offered its viewers video clips from episodes, recaps, photo galleries, participant profiles, contests and more of other popular reality show — Sony SAB’s Fame X.
Sifymax.com had record visits on its website for Sa Re Ga Ma Pa ‘Li’l Champs’, when millions of viewers logged on during the finale of the exciting and keenly watched show, which also had one of the highest TRPs on TV.
Sifymax.com also offered web casts of events like the Lycra MTV Style Awards, which honored the most stylish Bollywood celebrities, and also featured performances by Preity Zinta and other Bollywood stars.
Sifymax.com covered exclusively, the biggest Fashion event in the country-The Lakme Fashion Week, live on video. The website also featured profiles of the designers and models apart from photo galleries and reviews of the featured collections and shows.
In its close association with the film industry Sifymax.com launched the official websites of movies like Kollywood’s (South Indian) ‘Erendu’ and ‘Pokiri’ and also the official websites of actors like Innocent, the popular Malayalam actor. Fans were also given the unique opportunity to interact with actors like Madhavan through Meet & Greet contests both Online and on Mobile.
Sify.com:
Sify.com offered fans of ace cricketer Dhoni the unique opportunity to interact with their favourite batsman through a series of web chats, which resulted in over thousand participants.
In its continued focus on education, Sify.com offered web casts of a seminar on Branding by IIM Professor Abraham Koshy in partnership with the Economic Times, which was watched by marketing executives and brand managers, as well as by students.
Sify Mall:
Sifymall.com had record Diwali transactions with a 3-year high in terms of sales and realization. Sify Mall also achieved the highest topline revenue on Gift Voucher sales during this period.
Mobile:
Sify 4545, the mobile short code of Sify showed healthy growth during the quarter, with the sustained investments in marketing and in technology processes to deliver compelling content seamlessly across mobile platforms beginning to bear fruit. This is in keeping with our efforts to leverage the width and depth of Sify’s content by making it available to India’s fast growing mobile phone user base.

Earnings Conference Call:
In conjunction with the earning release, Sify will host a conference call at 12:00pm EDT hosted by Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer, Mr. Suri Venkat, Chief Operating Officer and Mr. Pijush K Das, Chief Financial Officer.
Interested parties may participate in the conference call by dialling 877-407-8031 (U.S. or Canada) or +1-201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialling 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 214202. Please allow for some time post conference call to access the archive of the Web cast.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 186 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Non-GAAP Financial Information:
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:
All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof, and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com